UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SIMON PROPERTY GROUP, INC. P.O. BOX 7033 INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.    The Plan's financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the "limited scope exemption" contained in Section 103(a) (3) (C) was not available. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Simon Property Group
and Adopting Entities
Matching Savings Plan

Form 11-K

Table of Contents

(a)
Financial Statements

    The Simon Property Group and Adopting Entities Matching Savings Plan Audited Financial Statements with Supplemental Schedule as of December 31, 2003 and 2002 and for the year ended Decebmer 31, 2003 are included and incorporated herein by reference. These financial statements include their own table of contents for your reference.

(b)
Signatures

(c)
Exhibit Index

FINANCIAL STATEMENTS AND SCHEDULE

Simon Property Group And Adopting Entities
Matching Savings Plan

December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Simon Property Group And Adopting Entities Matching Savings Plan

Financial Statements and Schedule

December 31, 2003 and 2002 and
for the year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm
Audited Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets (Held At End of Year)

Report of Independent Registered Public Accounting Firm

Plan Administrator
Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 14, 2004	/s/ Ernst & Young LLP

Simon Property Group and Adopting Entities
Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments:
Money market funds	$822,434	$475,326
Common/collective trust	17,694,491	16,412,201
Mutual funds	112,696,816	91,460,878
Common stock	4,966,304	3,042,451
Participant loans receivable	2,097,070	1,854,260

Total investments	138,277,115	113,245,116
Receivables:
Employer contributions	—	175,938
Participant contributions	—	169,441
Investment income	144,350	68,894

Total receivables	144,350	414,273

Net assets available for benefits	$138,421,465	$113,659,389

See accompanying notes.

Simon Property Group and Adopting Entities
Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions:
Participant	$7,731,887
Employer	5,096,809
Net appreciation in fair value of investments	22,528,062
Investment income	1,899,294

Total additions	37,256,052
Deductions:
Benefits paid	12,183,601
Transfers	101,952
Administrative expenses	208,423

Total deductions	12,493,976

Net increase	24,762,076
Net assets available for benefits:
Beginning of year	113,659,389

End of year	$138,421,465

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2003

1.     Description of Plan

The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. (Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P.) and affiliated companies (the Employer). The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Investment Valuation and Income Recognition

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The fair value of participant units owned by the Plan in common/collective funds are based on quoted redemption value on the last business day of the Plan's year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Plan Eligibility

For the purpose of making a before tax contribution or a rollover contribution, an employee becomes a member of the plan on the first day of the month coincident with or following the completion of sixty days of active employment and attainment of age twenty-one. For the purpose of receiving the employer match, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age twenty-one.

Employee Contributions

Participants may contribute from 1% to 25% of their before-tax compensation as defined in the Plan document. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

        The Employer currently matches 100% of the participants' first 3% elected salary deductions and 50% of the participants' next 2% elected salary deductions. In addition, the Employer made a discretionary contribution of 1.5% of participant compensation in 2003 and 2002. This contribution applied to all eligible employees regardless of whether or not they had made any 401(k) contributions during the plan year. During 2003, $340,459 of participant forfeitures were recognized as a reduction of employer contributions. As of December 31, 2003, cumulative participant forfeitures totaled $199,246 and will be used to reduce future employer contributions.

Participant Accounts

Each participant's account is credited for participant contributions and allocations of Employer contributions and Plan earnings. Investment earnings are allocated proportionately among all participants' accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant's account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants' contributions and related investment income become vested at the time they are credited to the participants' accounts.

For years of service prior to January 1, 2000, vesting in Employer matching and discretionary contributions is based upon years of vesting service. The vesting schedule is as follows:

Years of Vesting Service	Percentage Vested and Nonforfeitable
Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100%

Employees are fully vested in employer matching contributions contributed on and after January 1, 2000. Employer discretionary contributions made on or after January 1, 2000 continue to vest according to the above schedule.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce Employer contributions in future years.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan's Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

3.     Investments

Investments are stated at current market value. The market values of individual assets that represent 5% or more of the Plan's assets held for investment purposes at December 31, 2003 and 2002 are as follows:

		2003	2002
*	Fidelity Growth and Income Fund	$26,675,320	$23,024,993
*	Vanguard Bond Intermediate Term Portfolio Fund	—	5,956,464
*	PIMCO Total Return Fund	—	5,918,898
*	Fidelity Spartan U.S. Equity Index Portfolio Fund	15,850,822	13,056,274
*	Fidelity Magellan Fund	14,807,100	11,351,685
*	Fidelity Low Priced Stock Fund	15,338,841	10,553,008
	MAS Balanced Fund	15,912,699	13,793,090
	Fidelity Managed Income Portfolio Fund	17,694,491	16,412,201
	Templeton Institutional Foreign Equity	7,075,120	—

* Denotes all or a portion of the fund is nonparticipant-directed.
During 2003, the Plan's investments appreciated in value as follows:
2003
Mutual funds	$21,033,324
Common stock	1,494,738

$22,528,062

4.     Nonparticipant-Directed Investments

The nonparticipant directed investments are comprised of various mutual funds as directed by the Employer match. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Net assets:
Mutual funds	$33,387,501	$30,145,137
Money market funds	698,683	401,620

	$34,086,184	$30,546,757

Year ended December 31 2003
Changes in net assets:
Contributions	$1,994,684
Interest income	(64,998)
Net appreciation	5,938,933
Benefits paid to participants	(3,837,467)
Administrative expenses	(70,670)
Interfund transfers	(421,055)

3,539,427

5.     Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Schedule

Simon Property Group and Adopting Entities
Matching Savings Plan

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

December 31, 2003

EIN: 35-1903854
Plan Number: 002

(b)		(c)	(d)	(e)
Identity for Issue, Borrower, Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Money market funds
*	Fidelity Institutional Cash Portfolio Money Market Fund	822,434 shares	$822,434	$822,434
Common stock
*	Simon Property Group Common Stock	107,171 shares	**	4,966,304
Common/collective trusts
*	Fidelity Managed Income Portfolio Fund	17,694,491 shares	**	17,694,491
Mutual funds
	RS Diversified Growth Fund	77,701 shares	1,297,070	1,737,399
	CS Cap Appreciation Com	23,521 shares	**	360,114
*	Fidelity Growth and Income Fund	748,675 shares	28,162,973	26,675,320
*	Fidelity Magellan Fund	151,495 shares	**	14,807,100
*	Fidelity Spartan U.S. Equity Index Portfolio Fund	402,203 shares	15,012,151	15,850,822
*	Fidelity Low Priced Stock Fund	438,503 shares	11,306,292	15,338,841
	Franklin Small Mid Cap Growth A	56,833 shares	**	1,717,497
	MAS Balanced Fund	1,472,035 shares	**	15,912,699
	MSI Value Equity B	58,426 shares	**	543,948
	PIMCO Total Return Fund	596,811 shares	6,237,020	6,391,846
	Templeton Institutional Foreign Equity	417,411 shares	6,049,586	7,075,120
	Vanguard Bond Intermediate Term Portfolio Fund	588,036 shares	5,815,681	6,286,110

				112,696,816
Participant loans		interest rates range from 5% to 10.75%		2,097,070

				$138,277,115

*
Indicates party-in-interest to the Plan.

**
Participant directed, cost information is no longer required.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN (Name of Plan)
Date: June 27, 2004	/s/ JOHN DAHL John Dahl Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Public Accountants